UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: May 9, 2013

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐    No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated May 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 9, 2013	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

FIRST QUARTER 2013 RESULTS

Highlights

•

Reported first quarter 2013 adjusted net loss attributable to shareholders of Teekay Tankers(1) of $3.5 million, or $0.04 per share (excluding specific items which decreased GAAP net loss by $1.6 million, or $0.02 per share).

•	Declared a cash dividend of $0.03 per share for the quarter ended March 31, 2013.

•

Ordered four fuel-efficient Long Range 2 (LR2) product tanker newbuildings for delivery in late-2015 and early-2016, with fixed-price options for up to 12 additional vessels exercisable at certain times over the next 18 months.

•	Strong fixed-rate charter coverage of 40 percent over the next 12 months.

•	Total liquidity of $293.5 million with no significant debt maturities until 2017.

Hamilton, Bermuda, May 9, 2013—Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported an adjusted net loss attributable to shareholders of Teekay Tankers(1) (as detailed in Appendix A to this release) of $3.5 million, or $0.04 per share, for the quarter ended March 31, 2013, compared to adjusted net income attributable to shareholders of Teekay Tankers of $3.1 million, or $0.04 per share, for the same period in the prior year. The increase in adjusted net loss attributable to shareholders of Teekay Tankers is primarily the result of the change in employment of certain of the Company’s vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters and lower average spot realized tanker rates for the first quarter of 2013 compared to the same period in the prior year. Adjusted net loss attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of decreasing net loss attributable to shareholders of Teekay Tankers by $1.6 million, or $0.02 per share, and increasing net income attributable to shareholders of Teekay Tankers by $1.1 million, or $0.02 per share, for the three month periods ended March 31, 2013 and March 31, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of Teekay Tankers of $2.0 million, or $0.02 per share, for the quarter ended March 31, 2013, compared to a net income attributable to shareholders of Teekay Tankers of $4.1 million, or $0.06 per share, for the quarter ended March 31, 2012. Net revenues(2) were $42.0 million and $53.5 million for the first quarters of 2013 and 2012, respectively.

The Company’s financial statements for prior periods include the historical results of the 13 vessels acquired by the Company from Teekay Corporation in June 2012, referred to herein as the Dropdown Predecessor, for the periods when these vessels were owned and operated by Teekay Corporation.

During the first quarter of 2013, the Company generated $8.3 million, or $0.10 per share, in Cash Available for Distribution(3), compared to $10.8 million, or $0.13 per share, in the fourth quarter of 2012. On May 8, 2013, Teekay Tankers under its new fixed dividend policy declared a dividend of $0.03 per share for the first quarter of 2013, which will be paid on May 28, 2013 to all shareholders of record on May 20, 2013. Since the Company’s initial public offering in December 2007, it has declared a dividend in 22 consecutive quarters, which now totals $7.215 per share on a cumulative basis (including the dividend to be paid on May 28, 2013).

(1)	Adjusted net (loss) income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

(3)	Cash Available for Distribution represents net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, for the period when these vessels were owned and operated by Teekay Corporation. Please refer to Appendix B to this release for a reconciliation of Cash Available for Distribution (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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“In the first quarter of 2013, spot tanker rates remained at similar levels to the fourth quarter of 2012, with cold weather creating late season ice conditions which led to short-lived rate spikes in the Atlantic near the end of the quarter,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “As we proceed into the Northern Hemisphere summer months, a seasonally weaker period for spot tanker demand, we have continued to focus on maintaining a strong level of fixed-cover, which is approximately 40 percent over the next 12 months.”

“Despite the near-term challenges in the spot tanker rate environment, we believe that Teekay Tankers remains well-positioned for an expected market recovery,” Mr. Chan continued. “Our recent order of four fuel-efficient LR2 product tanker newbuildings from STX Offshore & Shipbuilding is a reflection of our positive view of the developing fundamentals, particularly in the long-haul product tanker market. At an attractive fully built-up cost of approximately $47 million per vessel, we believe that these newbuildings will provide good value for Teekay Tankers as they deliver into an expected improving tanker market in late-2015 and early-2016. In addition, the fixed-price option stream included with this transaction provides potential for further upside in a recovering tanker market.”

Mr. Chan added, “Teekay Tankers remains financially strong with a manageable level of debt and no significant debt repayments until 2017. The favorable tail-weighted payment profile of the LR2 newbuildings will result in the majority of the purchase price being paid on delivery, which limits the near-term impact on Teekay Tankers’ liquidity and provides ample time to arrange longer-term financing. In addition, with the shift to a fixed dividend commencing this quarter, Teekay Tankers will retain additional operating cash flow as the tanker market recovers for investment in Teekay Tankers’ future growth.”

Summary of Recent Events

On April 8, 2013 Teekay Tankers announced it had entered into an agreement with STX Offshore & Shipbuilding Co., Ltd., of South Korea for the construction of four, fuel-efficient 113,000 dead-weight tonne (dwt) LR2 product tanker newbuildings for a fully-built-up cost of approximately $47 million each. The agreement with STX also includes fixed-priced options for up to 12 additional LR2 newbuildings, of which four are exercisable up to and including each of the following months: October 2013, April 2014 and October 2014, respectively. The firm newbuilding orders are scheduled to deliver in late-2015 and early-2016.

On April 12, 2013, Teekay Tankers commenced a 36-month time-charter out contract for the Aframax tanker Everest Spirit at a rate of $15,500 per day. This time-charter has allowed Teekay Tankers to maintain its strong level of fixed-cover of 40 percent for the 12 months commencing March 31, 2013.

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Tanker Market

Crude tanker spot rates improved slightly during the first quarter of 2013 but remained at comparatively low levels on a historical basis. Demand for large crude tankers decreased due to a reduction in crude oil production from the Organization of Petroleum Exporting Countries (OPEC), with Saudi Arabian output falling to 9.0 million barrels per day (mb/d) during the first quarter compared to an average production of 9.5 mb/d in 2012. The onset of a relatively heavy refinery maintenance season towards the end of the first quarter also negatively impacted crude tanker demand. Seasonal factors gave some support to rates at times during the quarter, particularly in the Atlantic basin where cold weather in Northern Europe and poor weather in the U.S. Gulf region led to some sharp, but relatively short-lived, spikes in crude tanker rates.

Long Range 2 (LR2) product tanker rates held steady during the first quarter of 2013. High levels of naphtha arbitrage movements from Europe to Asia coupled with strong product imports from the Middle East to Asia due to local refinery maintenance supported the demand for LR2 tankers. The global LR2 fleet grew by only three vessels during the first quarter and LR2 fleet growth is expected to remain low with an orderbook of only 26 vessels for delivery through 2015.

In total, 8.7 million deadweight tonnes (mdwt) of tankers delivered into the fleet during the first quarter of 2013, the lowest first quarter delivery total since 2008. The level of tanker removals was relatively low at 2.4 mdwt during the quarter, which resulted in net fleet growth of 6.3 mdwt, or 1.3 percent. The current tanker orderbook of 54 mdwt is the lowest level since the second quarter of 2001 on an absolute basis, and the lowest since the second quarter of 1997 on a percentage of the total fleet basis (approximately 11 percent). Since the start of 2013, there has been an increase in new tanker orders, with 8.9 mdwt of tanker orders in the first four months of the year compared to 3.8 mdwt of orders in the same period of 2012. However, the pace of ordering remains low relative to historical levels.

The global economy continues to be a significant source of uncertainty for forecast oil and tanker demand growth, with the International Monetary Fund (IMF) recently downgrading its outlook for GDP growth in 2013 to 3.3 percent compared to its previous forecast of 3.5 percent. The outlook for oil demand during 2013 calls for a modest increase of 0.9 mb/d based on the average of the International Energy Agency (IEA), Energy Information Administration (EIA), and OPEC forecasts. For 2014, the outlook is more positive, with the EIA forecasting global oil demand growth of 1.3 mb/d, mainly driven by the non-OECD countries and China in particular.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012(iii)
Time-Charter Out Fleet
Suezmax revenue days	188	362	273
Suezmax TCE per revenue day(i)	$19,718	$21,036	$27,484
Aframax revenue days	809	714	543
Aframax TCE per revenue day (i)	$17,259	$17,769	$17,782
MR revenue days	218	276	—
MR TCE per revenue day(ii)	$28,734	$25,287	—
Spot Fleet
Suezmax revenue days	690	538	272
Gemini Suezmax Pool TCE per revenue day	$13,821	$11,515	$25,236
Aframax revenue days	356	424	404
Aframax Pool TCE per revenue day(iv)	$11,848	$13,384	$12,715
LR2 Pool revenue days	270	276	—
Taurus LR2 Pool TCE per revenue day	$15,350	$15,889	—
MR revenue days	32	—	—
MR TCE per revenue day	$8,405	—	—
Total Fleet
Suezmax revenue days	878	900	545
Suezmax TCE per revenue day(i)	$15,086	$15,345	$26,361
Aframax revenue days	1,165	1,138	947
Aframax TCE per revenue day(i)	$15,605	$16,141	$15,620
LR2 revenue days	270	276	—
LR2 TCE per revenue day	$15,350	$15,889	—
MR revenue days	250	276	—
MR TCE per revenue day(ii)	$26,113	$25,287	—

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include a profit-sharing component.
(ii)	The charter rate on one of the Medium Range (MR) tankers includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(iii)	The TCE rates in the table above exclude the results of the acquisition of the 13 conventional tankers from Teekay Corporation prior to their acquisition by the Company in June 2012.
(iv)	The combined average spot TCE rate for the Aframax tankers trading in both the Aframax Pool and on non-pool voyage charters was $9,956 per day for the three months ended March 31, 2013. All Aframax tankers in the Company’s fleet traded in the Aframax Pool for the three months ended December 31, 2012 and March 31, 2012.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of May 1, 2013:

	Owned Vessels	Chartered- in Vessels	Newbuildings	Total
Fixed-rate:
Suezmax Tankers	2	—	—	2
Aframax Tankers(i)	10	—	—	10
MR Product Tankers(ii)	1	—	—	1
VLCC Tankers	—	—	1	1
Total Fixed-Rate Fleet	13	—	1	14
Spot-rate:
Suezmax Tankers	8	—	—	8
Aframax Tankers(iii)(iv)	1	2	—	3
LR2 Product Tankers	3	—	4	7
MR Product Tankers	2	—	—	2
Total Spot Fleet	14	2	4	20
Total Teekay Tankers Fleet	27	2	5	34

(i)	Commencing April 12, 2013, the Aframax tanker Everest Spirit was time-chartered out for a three-year period at a rate of $15,500 per day.
(ii)	Two MR product tankers, the Teesta Spirit and the Mahanadi Spirit, commenced trading in the spot market after completion of their time-charter out contracts in February 2013 and April 2013, respectively.
(iii)	The Aframax tanker Star Lady time-charter in contract was extended for an additional six-month period ending in July 2013 at a rate of $12,250 per day, with an additional option to extend for a 12-month period at a higher rate.
(iv)	The Aframax tanker BM Breeze is currently time-chartered in for a 12-month period ending in January 2014 with options to extend at escalating rates.

Teekay Tankers owns a 50 percent interest in a newbuilding Very-Large-Crude-Carrier (VLCC) through a joint venture with Wah Kwong Maritime Transport Holdings Limited which the Company entered into in October 2010. The newbuilding is scheduled to deliver in the second quarter of 2013, at which time it will commence a time-charter out contract to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.

In July 2010, the Company invested $115 million in term loans secured by first-priority ship mortgages on two VLCCs, the income of which the Company believes approximates that of two vessels trading on fixed-rate bareboat charters. The borrower on this loan is facing financial difficulty and has defaulted on its interest payment obligations under the loans during the first quarter of 2013. The Company estimates that the current value of its security interest in the two VLCC tankers is sufficient to cover all amounts currently owed from the borrower. However, there is a possibility that actual results could vary from the Company’s estimates, including earning lower rates from the vessels in the spot or time charter markets, incurring higher costs to operate the vessels or that the value of 2010-built VLCC tankers will decline further in 2013. As a result, should these differences from the Company’s estimates occur, it may not be able to fully recover all amounts due under the loans. To ensure greater control over its security interest in these vessels, the Company has taken over technical and commercial management of both VLCC tankers.

Liquidity

As of March 31, 2013, the Company had total liquidity of $293.5 million (which consisted of $27.0 million of cash and $266.5 million in an undrawn revolving credit facility), compared to total liquidity of $327.3 million as at December 31, 2012. As a result of the sale of the Nassau Spirit, the borrowings available under one of the revolvers was reduced.

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Availability of 2012 Annual Report

Teekay Tankers filed its 2012 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 30, 2013. Copies of this report are available on the Teekay Tankers website, under “SEC Filings”, at www.teekaytankers.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Tankers’ Investor Relations.

Conference Call

The Company plans to host a conference call on May 9, 2013 at 1:00 p.m. (ET) to discuss its results for the first quarter of 2013. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 711-9538 or (416) 640-5925, if outside of North America, and quoting conference ID code 2961378.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, May 16, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2961378.

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About Teekay Tankers

Teekay Tankers currently owns a fleet of 31 double-hull vessels, including 11 Aframax tankers, 10 Suezmax tankers, seven Long Range 2 (LR2) product tankers (including four committed newbuildings), three Medium-Range (MR) product tankers and has two time-chartered in Aframax tankers, all of which vessels an affiliate of Teekay Corporation (NYSE: TK) manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. The Company also owns a VLCC newbuilding through a 50 percent-owned joint venture, which is scheduled to deliver in the second quarter of 2013. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
	(unaudited)	(unaudited)	(unaudited)(1)
Time-charter revenues	24,178	27,339	35,636
Net pool revenues	16,098	15,241	16,313
Voyage charter revenue	1,850	28	—
Interest income from investment in term loans	2,827	2,885	2,863

Total revenues	44,953	45,493	54,812

OPERATING EXPENSES
Voyage expenses	2,913	1,017	1,322
Vessel operating expenses(2)	23,054	25,016	23,221
Time-charter hire expense	1,986	841	1,661
Depreciation and amortization	11,864	18,431	17,991
General and administrative (2)	3,561	2,390	1,338
Vessel impairment and net loss on sale of vessel	71	352,546	—

	43,449	400,241	45,533

Income (loss) from operations	1,504	(354,748)	9,279

OTHER ITEMS
Interest expense	(2,511)	(2,840)	(7,561)
Interest income	4	14	10
Realized and unrealized (loss) gain on derivative instruments(3)	(766)	1,263	(1,079)
Other expenses	(184)	(258)	(276)

	(3,457)	(1,821)	(8,906)

Net (loss) income	(1,953)	(356,569)	373

(Loss) earnings per share attributable to shareholders of Teekay Tankers(4)
- Basic and diluted	(0.02)	(4.27)	0.06
Weighted-average number of Class A common shares outstanding
- Basic and diluted	71,091,030	71,091,030	58,475,645
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	83,591,030	83,591,030	70,975,645

(1)	The Company acquired 13 vessels from Teekay Corporation in June 2012. Results for the 13 conventional tankers for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A.
(2)	In order to more closely align the Company’s presentation to many of its peers, the cost of ship management activities of $1.4 million for the three months ended March 31, 2013 have been presented in vessel operating expenses. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $1.4 million and $2.1 million for the three months ended December 31, 2012 and March 31, 2012, respectively.
(3)	Includes realized losses relating to interest rate swaps of $2.4 million for the three months ended March 31, 2013, December 31, 2012 and March 31, 2012, respectively.
(4)	(Loss) earnings per share attributable to shareholders of Teekay Tankers is determined by dividing (a) net (loss) income of the Company after adjusting for the amount of net (loss) income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	March 31, 2013	December 31, 2012
	(unaudited)	(unaudited)
ASSETS
Cash	27,046	26,341
Pool receivable from related parties	8,929	9,101
Interest receivable	4,032	1,565
Vessel held for sale	—	9,114
Other current assets	17,659	14,237
Investment in term loans	118,060	117,820
Due from affiliates	27,248	24,787
Vessels and equipment	876,762	885,992
Loan to joint venture	9,830	9,830
Other non-current assets	6,883	6,869

Total assets	1,096,449	1,105,656

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	20,537	21,228
Current portion of long-term debt	25,246	25,246
Current portion of derivative instruments	6,251	7,200
Other current liabilities	1,970	4,564
Due to affiliates	7,273	3,592
Long-term debt	706,454	710,455
Other long-term liabilities	30,907	31,188
Equity	297,811	302,183

Total liabilities and equity	1,096,449	1,105,656

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	(986)	11,852

FINANCING ACTIVITIES
Proceeds from long-term debt	1,091	—
Repayments of long-term debt	(5,092)	(450)
Prepayment of long-term debt	—	(55,000)
Proceeds from long-term debt of Dropdown Predecessor	—	1,177
Repayment from long-term debt of Dropdown Predecessor	—	(4,642)
Prepayment from long-term debt of Dropdown Predecessor	—	(15,000)
Net advances from affiliates	—	11,052
Contribution of capital from Teekay Corporation	—	3,894
Proceeds from issuance of Class A common stock	—	69,000
Share issuance costs	—	(3,015)
Cash dividends paid	(2,507)	(8,704)

Net financing cash flow	(6,508)	(1,688)

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	9,119	—
Expenditures for vessels and equipment	(675)	(692)
Investment in joint venture	(245)	(350)

Net investing cash flow	8,199	(1,042)

Increase in cash and cash equivalents	705	9,122
Cash and cash equivalents, beginning of the period	26,341	18,566

Cash and cash equivalents, end of the period	27,046	27,688

(1)	In accordance with GAAP, the statements of cash flows for the three-month period ended March 31, 2012, include the Dropdown Predecessor amounts for the 13 conventional tankers acquired by the Company from Teekay Corporation in June 2012 to reflect ownership of the vessels from the time they were owned and operated by Teekay Corporation.

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TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net (loss) income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2013		March 31, 2012
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net (loss) income—GAAP basis	(1,953)	($0.02)	373	$0.01
Add:
Net loss attributable to the Dropdown Predecessor	—		3,764	$0.05

Net (loss) income attributable to shareholders of Teekay Tankers	(1,953)	($0.02)	4,137	$0.06
(Subtract) add specific items affecting net income:
Unrealized gain on interest rate swaps (1)	(1,631)	($0.02)	(1,050)	($0.02)
Loss on vessel sale	71	$0.00	—	—

Total adjustments	(1,560)	($0.02)	(1,050)	($0.02)

Adjusted net (loss) income attributable to shareholders of Teekay Tankers	(3,513)	($0.04)	3,087	$0.04

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

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TEEKAY TANKERS LTD.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH AVAILABLE FOR DISTRIBUTION

(in thousands of U.S. dollars, except share and per share data)

Description of Non-GAAP Financial Measure—Cash Available for Distribution

Cash Available for Distribution represents net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
March 31, 2013
(unaudited)
Net loss for the period	(1,953)
Add:
Depreciation and amortization	11,864
Less:
Unrealized gain on interest rate swaps	(1,631)
Other	(10)
Cash Available for Distribution	8,270
Weighted average number of common shares outstanding for the quarter ended	83,591,030
Cash Available for Distribution per share (rounded)	$0.10

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TEEKAY TANKERS LTD.

APPENDIX C—RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses where voyage expenses is comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended
	March 31, 2013	December 31, 2012	March 31, 2012
	(unaudited)	(unaudited)	(unaudited)
Revenues	44,953	45,493	54,812
Voyage expenses	(2,913)	(1,017)	(1,322)

Net revenues (1)	42,040	44,476	53,490

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker rates and the potential for a tanker market recovery; the strength of the Company’s position and its ability to take advantage of a tanker market recovery; the Company’s financial position and ability to acquire additional assets; the Company’s fixed coverage for the 12 months commencing March 31, 2013; the timing and certainty of investment in future growth opportunities; the anticipated timing of delivery of the joint venture’s VLCC newbuilding; the anticipated value of our security interest in the two VLCCs being sufficient to cover the outstanding amounts owed under the term loans; the timing of delivery and fully-built-up cost for the Company’s four LR2 newbuildings; the impact of the fixed dividend on retaining more operating cash flow for investment in future growth; and the potential to exercise options for additional LR2 newbuildings, and the financial impact of future vessel deliveries on the Company’s financial results in a recovering tanker market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected levels of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; future issuances of the Company’s common stock; the ability of the Company to recover principal and interest for two first-priority ship mortgage loans secured by two VLCCs; the ability of the shipyard to deliver on four newbuilding orders in late-2015, early-2016; increases in the Company’s expenses, including any dry-docking expenses and associated off-hire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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